Exhibit 99.1

Triterras Appoints New Independent Auditor

Singapore, January 7, 2022 – Triterras Inc. (NasdaqGM: TRIT, TRITW) (“Triterras” or the “Company”), a leading fintech company focused on trade and trade finance, on December 31, 2021, appointed WWC, P.C. (“WWC”), an independent public accounting firm registered with the Public Company Accounting Oversight Board (“PCAOB”), as the Company’s principal accountant to audit its consolidated financial statements, effective immediately.

WWC was founded in 1981 and is headquartered in San Mateo, California with offices in Singapore, Hong Kong and New York, among others. Triterras believes WWC has experience supporting foreign private issuers in meeting their filing obligations with the Securities and Exchange Commission (“SEC”).

On December 30, 2021, Nexia TS Public Accounting Corporation (“Nexia”) delivered a communication to the Company stating its independence could be, or could be deemed to be, impaired or compromised as a result of demand letters sent by the Company and the press release the Company issued on December 16, 2021. Consequently, Nexia ceased work and on January 4, 2022 Triterras received a letter from Nexia stating that the client-auditor relationship between the Company and Nexia has ceased.

Triterras looks forward to working with WWC to complete the audit of its consolidated financial statements.

Additional details can be found in a Form 6-K dated January 7, 2022 filed with the Securities and Exchange Commission.

About Triterras

Triterras is a leading fintech company focused on trade and trade finance. It launched and operates Kratos™—one of the world’s largest trading and trade finance platforms that connects and enables commodity traders to trade and source capital from lenders directly online. For more information, please visit triterras.com or email us at contact@triterras.com.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Triterras’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include Triterras’ expectations with respect to future performance as well as timing of completion of the audit of the Company’s financial statements for the fiscal year ended February 28, 2021 (the “Audit”) and filing of the Company’s annual report on Form 20-F for the fiscal year ended February 28, 2021 (the “Annual Report”) with the SEC. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Triterras’ control and are difficult to predict. Factors that may cause such differences include but are not limited to the completion of the Audit, the filing of the Annual Report, the decision of the Nasdaq Hearing Panel (the “Panel”) with respect to Triterras’ appeal of Nasdaq’s delisting determination, as well as the risks and uncertainties incorporated by reference under “Risk Factors” in Triterras’ Form 20-F (001-39693) filed with the SEC on November 16, 2020 and in Triterras’ other filings with the SEC. Triterras cautions that the foregoing list of factors is not exclusive. There can be no assurance that the Audit will be completed sufficiently in advance to enable Triterras to complete and file the Annual Report before the conclusion of the hearing process, that the Panel will render a decision favorable to Triterras in its appeal of Nasdaq’s delisting determination, or that Triterras will be able to regain compliance with the Nasdaq Listing Rules within any additional extension period granted by Nasdaq (including by the Panel). Triterras cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Triterras does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Investor Relations Contacts:

Jim Groh, Triterras Inc.

Mobile: +1 (678) 237-7101

Email: IR@triterras.com

Gateway Investor Relations

Matt Glover and Jeff Grampp, CFA

Office: +1 (949) 574-3860

Email: TRIT@gatewayir.com

Media Contacts:

Gregory Papajohn, Office of Corporate Communications, Triterras, Inc.

Mobile: +1 (917) 287-3626

Email: press@triterras.com